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                                 NEWS RELEASE


FOR IMMEDIATE RELEASE


            FINANCE AUTHORITY OF MAINE (FAME) APPROVES $50,000,000
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          FINANCING FOR PENOBSCOT ENERGY RECOVERY COMPANY (PERC) IN
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                    REVISED POWER AGREEMENT WITH KTI, INC.
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        GUTTENBERG, N.J. (FEB. 23, 1998) -- KTI, Inc. (Nasdaq: KTIE) announced today that it has signed an agreement with the Finance Authority of Maine
(FAME) which will provide up to $50,000,000 in financing to the Penobscot Energy Recovery Company (PERC) under FAME'S Electric Rate Stabilization Program. KTI is a 71.3% owner and general partner in PERC.

        The PERC financing, which will have a twenty year term, will be used to refund existing Industrial Revenue Bonds which helped finance the original development and construction of PERC. FAMES's financing for PERC was made possible by a recent amendment by the Maine Legislature to the Electric Rate Stabilization Program which allows independent power producers (IPP's) to qualify for financing.

        Under the terms of the agreement, the State of Maine's "moral obligation" will support the non-recourse debt. Bangor Hydro-Electric Company and KTI will also provide limited guarantees for the PERC borrowing.

        The PERC financing agreement is intended to enhance the financial stability of Bangor Hydro-Electric, which is contractually obligated to purchase PERC's power output for 30 years through 2017. The agreement addresses Bangor Hydo's desire to reduce the burden on its ratepayers caused by the existing power purchase agreement (PPA) with PERC. The restructuring will also stabilize tipping fees for 130 municipalities in exchange for their commitment to provide up to 180,000 tons of municipal solid waste each year to PERC through 2018.

        At the financial closing Bangor Hydro will make a one time payment of $6 million to PERC at the time of the refinancing of the debt and will make additional quarterly payment of $250,000 for four years, amounting to a total of $4 million. In addition, at the financial closing Bangor Hydro will issue one million warrants to PERC and one million warrants to the Municipal Review Committee (MRC) which represents the 130 charter municipalities. Each warrant entitles the warrant holder to acquire one share of Bangor Hydro common stock at a price of $7 per share. The warrants will vest over four years and will expire 10 years after the date of issue.

        Finally, it was agreed by the parties that the balance of any funds available for distribution will be distributed one-third to the charter municipalities, one-third to Bangor Hydro and one-third to PERC owners.




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        Martin J. Sergi, president of KTI said, "We're gratified that FAME has approved this financing for PERC. We see this as a win-win situation for all parties involved. KTI is pleased with our part in helping Bangor Hydro ratepayers achieve lower electricity rates. In addition, 130 municipalities in Maine will have secured an environmentally-sound solution and stabilized rates for their waste disposal. Bangor Hydro and PERC will also mutually benefit from the restructured power purchase agreement."

        Located in Orrington, Maine, PERC processes approximately 250,000 tons of municipal solid waste a year from 230 Maine communities and generates 25 megawatts of electricity which is sold to Bangor Hydro Electric Company. In 1997, PERC generated $31.6 million revenue and net income of $7.3 million.

        28.3% of PERC is owned by Energy National, Inc. (ENI), a subsidiary of NRG Energy, which is also a general partner of PERC.

        The Finance Authority of Maine was established in 1983 as Maine's business finance agency. FAME is charged with supporting the start up, expansion and growth plans of Maine's business community by working closely with Maine's lending community to improve access to capital as well as to help fill gaps that exist in the State's capital delivery system. FAME offers a wide array of business assistance programs, ranging from traditional loan guarantee programs for both small and larger businesses, to tax credits for investments that individuals make in dynamic, growth oriented, manufacturing or export related firms. The Finance Authority has also established taxable and tax exempt bond financing programs that allow strong creditworthy firms in Maine to access capital at very favorable rates and terms.

        KTI is a fully integrated waste management company whose core reputation was established in the waste-to-energy sector. KTI currently owns and operates two waste-to-energy facilities in Maine; a biomass-to-energy plant in Florida, and wood processing operations in Maine and Georgia. Collectively, these businesses handle in excess of 1,000,000 tons of material annually.

        KTI also owns and operates major recycling facilities in Boston, Newark and Chicago, holds a majority interest in America's only commercially operational municipal waste ash recycling facility in Nashville, Tenn. and owns a full-service environmental company based in Newington, N.H., a Maryland company specializing in marketing post-industrial recycled plastics, a paper and metals recycling company in Biddeford, Maine and a world wide secondary fiber marketing company based in Portland, Ore.

        For further information, contact Marty Sergi at KTI, Inc. (201) 854-7777 or Frank N. Hawkins, Jr. or Julie Marshall at Hawk Associates, Inc.
(305) 852-2383. Copies of KTI press releases, SEC filings, current price quotes, stock charts, analysts' comments and other valuable information for investors may be found on the website http://www.hawkassociates.com

        This release contains various forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which represent the company's expectations or beliefs concerning future events of the company's financial performance. These forward looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. Results actually achieved may differ materially from expected results included in these statements.